May 6, 2025

Wai Yiu Yau
Chairman of the Board and Chief Executive Officer
Globavend Holdings Limited
Office 1401, Level 14, 197 St Georges Tce
Perth, WA 6000
Australia

       Re: Globavend Holdings Limited
           Draft Registration Statement on Form F-1
           Submitted April 15, 2025
           CIK 0001978527
Dear Wai Yiu Yau:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted April 15, 2025
Risk Factors
We have received a deficiency letter from Nasdaq relating to our non-compliance with
Nasdaq   s continued listing requirements, page 15

1. Please revise your risk factor disclosure here and elsewhere as appropriate to disclose that this offering could cause the price of your Ordinary Shares to fall below the minimum bid price, which could result in your Ordinary Shares being delisted from
       Nasdaq.
 May 6, 2025
Page 2

      Please contact Irene Barberena-Meissner at 202-551-6548 or Daniel Morris at 202-
551-3314 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Aaron M. Schleicher, Esq.